FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, September 21, 2020

Ger. Gen. No. 17 /2020

Mr. Joaquín Cortez Huerta Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins N°1449 Santiago, Chile

Ref.: Significant event

Dear Sir,

In accordance with articles 9 and 10, paragraph two, under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission, I, duly authorized hereby attach the following Significant Event, in which we inform you that the Board of Directors of Enel Américas S.A. (hereinafter "Enel Américas" or the "Company") at an ordinary session held today, has unanimously resolved to initiate a merger aimed at the acquisition - by Enel Américas - of the subsidiaries of non- conventional renewable energy that Enel Green Power S.p.A. ("Enel Green Power"), a related company, owns in Central and South America (except Chile). To optimize the financial structure of Enel Américas and to sustain the future growth of the aforementioned subsidiaries, the acquisition will be carried out through a merger by incorporation where Enel Américas will integrate into its assets a company that shall own the shares that Enel Green Power currently holds in non-conventional renewable energy companies domiciled in Argentina, Brazil, Colombia, Peru, Costa Rica, Guatemala, and Panama.

The Board of Directors of Enel Américas recognizes in its strategic analysis that in the current regional context, renewable energies are strongly increasing their presence and unequivocally changing the traditional competitive model prevalent in the energy sector. For Enel Américas to continue to strengthen its growth strategy, capture all the future opportunities and consolidate its position as a player whose aim is to lead the energy transition in Central and South America, it is highly recommended to consolidate the participation in non-conventional energy companies as described in the previous paragraph within the Company´s perimeter of actions.

Should the merger be approved, the consolidation of this non-conventional renewable energy business within the Company's current perimeter would lead to a completely integrated Group in operational terms, permitting us to become a leader with diversified generation technology, present in the generation and distribution businesses, developing innovative digital products and advanced energy solutions. This new diversification, which would additionally involve a wider geographical presence, would offer the Company's shareholders access to cash flows from a new and promising business, keeping Enel Américas financially sound which would, in turn, allow us to continue capturing other attractive growth opportunities in the Central and South American region.

The incorporation of the aforementioned business in Central and South America (except Chile), would give the Company immediate access to the know-how and proven experience of Enel Green Power, a leader in renewable energies on a global scale, maintaining the financial discipline that has always characterized the Enel Américas Group.

To explore Enel SpA's interest in this integration proposal, the Board of Directors of Enel Américas requested that the Company, its ultimate Controller, and Enel Green Power SpA, state their views on the proposal. Enel SpA responded on September 21 stressing its interest in the operation, provided that it should be carried out at market prices and through an operation, such as a merger, which would guarantee that Enel Américas would be able to maintain a financial position that would support not only the future development of renewable projects but also the prospects for the Company´s growth. In any event, Enel SpA indicated that said letter did not contain a binding decision, which shall be reserved for when all the terms and conditions of the operation are known. A copy of the aforementioned communication is hereby attached.

To make this merger feasible, it is necessary to submit for the consideration of the Enel Américas shareholders' meeting the elimination of the concentration limits established in its statutes pursuant to Title XII of D.L. 3,500, which prevent a person from concentrating more than 65% of the voting capital of Enel Américas, among other relevant limitations. Furthermore, the shareholders' meeting should also approve this merger as an Operation with Related Parties under Title XVI of the Public Limited Companies Act which requires the appointment of independent evaluators.

The Board and the Committee of Directors of Enel Américas, in the relevant ordinary sessions held today, nominated, respectively, Banco Santander and Banchile Asesoría Financiera S.A. as independent evaluators of the above-mentioned merger, as an operation between related parties. The Board of Directors also nominated Pablo D’Agliano as an independent expert to supervise the operation, as required by the Public Limited Companies Act.

Finally, we would like to inform you that on Tuesday, September 22, 2020, at 9:00 Santiago de Chile time, Enel Américas will make a presentation regarding the operation described in this communication, addressed to all local and foreign investors, shareholders, and the market in general. Access details to join this event and a copy of the presentation will be available to all the interested parties on the Company’s website: www.enelamericas.com.

Yours truly,

Maurizio Bezzeccheri

Chief Executive Officer

Enel Américas S.A.

cc.:	Banco Central de Chile (Central Bank of Chile)
Bolsa de Comercio de Santiago (Santiago Stock Exchange)
Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)
Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)
Depósito Central de Valores SA (Central Securities Depositary)
Comisión Clasificadora de Riesgo (Risk Classification Commission)

Amministratore Delegato e Direttore Generale Viale Regina Margherita, 137 – 00198 Roma T +39 06 83054665

Enel Americas S.A.

Santa Rosa 76

Santiago

Chile

A la atención de D. Maurizio Bezzeccheri

Roma, 21 de septiembre de 2020 Prot. AMD5/184

Estimado Sr. Bezzeccheri,

Como continuación de nuestra anterior comunicación de 30 de julio, me es grato informarle que el consejo de administración de Enel SpA ha acogido favorablemente su propuesta relativa a la posible integración en Enel Américas S.A. de los negocios de Enel SpA en el sector de las energías renovables no convencionales en Centro y Sudamérica, en ciertas condiciones que paso a exponerle.

Ante todo, dicha integración habrá de realizarse necesariamente a valores de mercado y teniendo en cuenta el desarrollo futuro en dicho sector. Por ello, y para culminar con éxito la integración, consideramos imprescindible que se garantice la solidez financiera de Enel Américas S.A., de forma que se asegure el crecimiento futuro de sus filiales que desarrollan el negocio eléctrico en los diferentes países en los que operan, y muy en especial en el sector de las energías renovables, sin menoscabo de los parámetros actuales de la sociedad desde el punto de visto económico y financiero.

De acuerdo con estos condicionantes, es nuestro entendimiento que la fórmula que permite lograr tales objetivos sería la fusión en Enel Américas S.A. de una sociedad de nueva constitución que agruparía las participaciones del Grupo Enel en dicho sector de las energías renovables no convencionales en Argentina, Brasil, Perú, Colombia, Costa Rica, Guatemala y Panamá, previa su escisión de Enel Green Power SpA.

Entendemos también que la operación, una vez concretados sus términos y condiciones y tras los trámites oportunos, habrá de ser sometida a la aprobación de la asamblea de accionistas de Enel Américas S.A. Asimismo, para que dicha fusión sea viable será necesario someter a la consideración de la asamblea de accionistas de Enel Américas S.A. la eliminación de los límites de concentración accionaria establecidos en sus estatutos. Por ello, de ser de su interés esta fórmula, les animo a que pongan en marcha las actuaciones necesarias para abordar todo ello en la forma que juzguen más diligente.

Enel SpA – Sede Legale: 00198 Roma, Viale Regina Margherita 137 – Registro Imprese di Roma e Codice Fiscale 00811720580 – R.E.A. 756032 Partita IVA 00934061003 – Capitale sociale Euro 9.403.357.795 i.v.

Esta carta no constituye ninguna obligación para Enel SpA de aceptar los términos de la fusión descrita. Enel SpA se reserva el derecho de aprobar o no la operación, una vez conocidos los términos y condiciones en que la misma habrá de someterse a la aprobación de la asamblea de accionistas de Enel Américas S.A.

Atentamente,

Francesco Starace

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: September 21, 2020